UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

H.I.G. ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G44898 107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G44898 107

1.	Names of Reporting Persons H.I.G. Acquisition Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,958,625 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,958,625 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,958,625 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. These are the shares of the Issuer’s Class B common stock, which automatically convert into Class A ordinary shares, par value $0.0001 per share, of the issuer at the time of the issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249097). H.I.G. Acquisition Advisors, LLC is the record holder of the shares reported herein. Robby B. Wolfson and Brian D. Schwartz are the managers of H.I.G. Acquisition Advisors, LLC. As such, they may be deemed to have or share voting and dispositive power over the shares of Class B common stock held directly by H.I.G. Acquisition Advisors, LLC.

(2)	Excludes 6,185,934 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 36,394,500 shares of Class A common stock and 9,343,750 shares of Class B common stock issued and outstanding as of December 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020, which subsequently decreased to 9,098,625 shares of Class B common stock issued and outstanding due to the Reporting Person’s forfeiture of 245,125 shares of Class B common stock as reported in the Reporting Person’s Form 4 filed with the Securities and Exchange Commission on on December 8, 2020.

CUSIP No. G44898 107

1.	Names of Reporting Persons Robby B Wolfson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,958,625 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,958,625 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,958,625 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the shares of the Issuer’s Class B common stock, which automatically convert into Class A ordinary shares, par value $0.0001 per share, of the issuer at the time of the issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249097). H.I.G. Acquisition Advisors, LLC is the record holder of the shares reported herein. Robby B. Wolfson and Brian D. Schwartz are the managers of H.I.G. Acquisition Advisors, LLC. As such, they may be deemed to have or share voting and dispositive power over the shares of Class B common stock held directly by H.I.G. Acquisition Advisors, LLC.

(2)	Excludes 6,185,934 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 36,394,500 shares of Class A common stock and 9,343,750 shares of Class B common stock issued and outstanding as of December 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020, which subsequently decreased to 9,098,625 shares of Class B common stock issued and outstanding due to the Reporting Person’s forfeiture of 245,125 shares of Class B common stock as reported in the Reporting Person’s Form 4 filed with the Securities and Exchange Commission on on December 8, 2020.

CUSIP No. G44898 107

1.	Names of Reporting Persons Brian D Schwartz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,958,625 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,958,625 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,958,625 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

See Item 4. These are the shares of the Issuer’s Class B common stock, which automatically convert into Class A ordinary shares, par value $0.0001 per share, of the issuer at the time of the issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249097). H.I.G. Acquisition Advisors, LLC is the record holder of the shares reported herein. Robby B. Wolfson and Brian D. Schwartz are the managers of H.I.G. Acquisition Advisors, LLC. As such, they may be deemed to have or share voting and dispositive power over the shares of Class B common stock held directly by H.I.G. Acquisition Advisors, LLC.

(2)	Excludes 6,185,934 shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 36,394,500 shares of Class A common stock and 9,343,750 shares of Class B common stock issued and outstanding as of December 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020, which subsequently decreased to 9,098,625 shares of Class B common stock issued and outstanding due to the Reporting Person’s forfeiture of 245,125 shares of Class B common stock as reported in the Reporting Person’s Form 4 filed with the Securities and Exchange Commission on on December 8, 2020.

Item 1(a).	Name of Issuer

H.I.G. Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Item 2(a).	Names of Persons Filing

H.I.G. Acquisition Advisors, LLC, Robby B Wolfson and Brian D Schwartz (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Item 2(c).	Citizenship

H.I.G. Acquisition Advisors, LLC, is a Cayman Islands limited liability company. Robby B Wolfson and Brian D Schwartz are citizens of the United States.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

* The Class A common stock is the class of shares of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock automatically convert into shares of Class A common stock at the time of the Issuer’s Business Combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, including 140,000 shares of Class B common stock owned by our independent directors, in the aggregate 19.7% of the sum of all common stock outstanding upon completion of the IPO plus all Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to H.I.G. Acquisition Advisors, LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

The CUSIP number for the Class A common stock is G44898 107.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 8,958,625 shares of the Issuer’s Class B common stock, which, including an additional 140,000 shares of our Class B common stock owned by our independent directors, represents 20% of the total shares of Class A and Class B common stock issued and outstanding. The shares of Class B common stock are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s Business

Combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249097). The percentage of Class B common stock held by the Reporting Persons is based upon 36,394,500 shares of Class A common stock and 9,343,750 shares of Class B common stock issued and outstanding as of December 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020, which subsequently decreased to 9,098,625 shares of Class B common stock issued and outstanding due to the Reporting Person’s forfeiture of 245,125 shares of Class B common stock as reported in the Reporting Person’s Form 4 filed with the Securities and Exchange Commission on on December 8, 2020.

H.I.G. Acquisition Advisors, LLC, is the record holder of the shares reported herein. Robby B Wolfson and Brian D Schwartz are the managing of H.I.G. Acquisition Advisors, LLC. As such, they may be deemed to have or share voting and dispositive power over the shares of Class B common stock held directly by H.I.G. Acquisition Advisors, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2021

H.I.G. Acquisition Advisors, LLC
/s/ Brian D. Schwartz	02/12/2021
as Chief Executive Officer

/s/ Robby B. Wolfson	02/12/2021
Robby B. Wolfson

/s/ Brian D. Schwartz	02/12/2021
Brian D. Schwartz